Pricing Supplement No. 1 dated June 11, 2008	Filed under Rule 424(b)(3)
(to Prospectus dated December 21, 2005	File No. 333-130584
and Prospectus Supplement dated June 11, 2008)

SLM Corporation

Medium Term Notes, Series A

Due 9 Months or Longer From the Date of Issue

Principal Amount:	$2,500,000,000	Floating Rate Notes:	☐	Fixed Rate Notes:	☒

Original Issue Date:	June 18, 2008	Closing Date:	June 18, 2008	CUSIP Number:	78442F EH 7

Maturity Date:	June 15, 2018	Option to Extend Maturity: If Yes, Final Maturity Date:	☒ No ☐ Yes	Specified Currency:	U.S. Dollars

Redeemable in whole or in part at the option of the Company:	☐ No ☒ Yes	Redemption Price:	See “Additional Terms of the Notes – Optional Redemption.”

		Redemption Dates:	At any time as described in “Additional Terms of the Notes – Optional Redemption.”

Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.
	☐ Yes	Repayment Dates:	Not Applicable.

Repurchase Upon a Change of Control	☐ No
Triggering Event:	☒ Yes

Applicable to Fixed Rate Notes Only:

Interest Rate: 8.450%.		Interest Payment Dates:	Each June 15th and December 15th during the term of the Notes, unless earlier redeemed, beginning December 15, 2008, subject to adjustment in accordance with the following business day convention.

Interest Accrual Method: 30/360.		Interest Periods:

From and including the Closing Date or each June 15th and December 15th thereafter, as the case may be, to and including the next succeeding June 14th and December 14th, as the case may be, unless earlier redeemed, with no adjustment to period end dates for accrual purposes.

Joint Book-running Managers

Banc of America Securities LLC	Merrill Lynch & Co.	Deutsche Bank Securities

Co-Managers

Barclays Capital	JPMorgan	RBS Greenwich Capital
Credit Suisse	RBC Capital Markets	UBS Investment Bank

June 11, 2008

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
8.450% Medium Term Notes, Series A, due June 15, 2018	$2,500,000,000	$98,250.00

Business Day Convention:	Following Business Day.

Form:	Book-entry.

Denominations:	$2,000 minimum and integral multiples of $1,000 in excess thereof.

Trustee:

The Bank of New York, as successor trustee by virtue of a transfer of all or substantially all of the corporate trust business assets of JPMorgan Chase Bank, National Association, formerly known as JPMorgan Chase Bank and The Chase Manhattan Bank.

Agents:	The following agents are acting as underwriters in connection with this issuance.

	Agents	Principal Amount of Notes
	Banc of America Securities LLC	$750,000,000.00
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	750,000,000.00
	Deutsche Bank Securities Inc.	500,000,000.00
	Barclays Capital Inc.	83,334,000.00
	Credit Suisse Securities (USA) LLC	83,334,000.00
	Greenwich Capital Markets, Inc.	83,333,000.00
	J.P. Morgan Securities Inc.	83,333,000.00
	RBC Capital Markets Corporation	83,333,000.00
	UBS Securities LLC	83,333,000.00
	Total	$2,500,000,000.00

Issue Price:	98.03%.

Agents’ Commission:	0.55% (55 bps).

Net Proceeds:	$2,437,000,000.

Concession:	0.35% (35 bps).

Reallowance:	0.25% (25 bps).

CUSIP Number:	78442F EH 7.

ISIN Number:	US78442FEH73.

An affiliate of one of the underwriters has entered into a swap transaction in connection with the Notes and may receive compensation for that transaction.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America.  Neither SLM Corporation
nor any subsidiary of SLM Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

ADDITIONAL TERMS OF THE NOTES

Optional Redemption

The Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case accrued interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment  Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance  with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. plus two others or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.